SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 3, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:  Nokia stock exchange release dated April 3, 2017: Final results of the tender offer: Nokia Solutions and Networks completes the offer with a holding exceeding 90% of all Comptel shares and votes and opens a subsequent offer period

STOCK EXCHANGE RELEASE

April 3, 2017

Final results of the tender offer: Nokia Solutions and Networks completes the offer with a holding exceeding 90% of all Comptel shares and votes and opens a subsequent offer period

Nokia Corporation

Stock Exchange Release

April 3, 2017 at 9:30 (CET +1)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

Final results of the tender offer: Nokia Solutions and Networks completes the offer with a holding exceeding 90% of all Comptel shares and votes and opens a subsequent offer period

Espoo, Finland - The offer period under the recommended public cash tender offer by Nokia Solutions and Networks Oy (the “Offeror”), a wholly-owned indirect subsidiary of Nokia Corporation, to purchase all of the issued and outstanding shares and option rights of Comptel Corporation (“Comptel”) that are not owned by Comptel or any of its subsidiaries (the “Tender Offer”) expired on March 29, 2017.

According to the final results of the Tender Offer, the shares tendered in the Tender Offer, together with Comptel shares acquired by the Offeror through market purchases, represent approximately 90.51% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel) and approximately 85.30% of all the shares and votes of Comptel on a fully diluted basis as defined in the offer document for the Tender Offer. In addition, 89.34% of Comptel’s 2014 option rights and all of Comptel’s 2015 option rights have been tendered in the Tender Offer. Consequently, as the Offeror’s ownership in Comptel exceeds nine-tenths (9/10) of the shares and voting rights in Comptel, the Offeror is entitled to redeem the remaining Comptel shares under the Finnish Limited Liability Companies Act.

According to the terms and conditions of the Tender Offer, the completion of the Tender Offer is subject to more than 90% of all the shares in Comptel, together with any other Comptel shares acquired by the Offeror or Nokia Corporation, on a fully diluted basis (as defined in the offer document for the Tender Offer), having been tendered in the Tender Offer (the “Minimum Acceptance Condition”). As the Offeror’s holding will not exceed the fully diluted 90% threshold as defined in the Minimum Acceptance Condition, the Offeror has decided to waive the Minimum Acceptance Condition. As the Minimum Acceptance Condition has been waived and all other conditions to completion are satisfied, the Offeror will complete the Tender Offer in accordance with its terms and conditions. The completion trades will be settled and the offer consideration will be paid to the shareholders and holders of option rights who have validly accepted the Tender Offer in accordance with the terms and conditions of the Tender Offer on or about April 6, 2017.

In order to allow the remaining shareholders and holders of option rights the possibility to still accept the Tender Offer, the Offeror has decided to extend the offer period by a subsequent offer period in accordance with the terms and conditions of the Tender Offer (the “Subsequent Offer Period”). The Subsequent Offer Period will commence on April 4, 2017 and expire on April 19, 2017. During the Subsequent Offer Period, the Tender Offer can be accepted in accordance with the acceptance procedure described in the terms and conditions of the Tender Offer. The acceptance will be binding and cannot be withdrawn. Further instructions can be obtained from any branch office of Nordea Bank AB (publ), Finnish branch.

The Offeror will announce the preliminary percentage of the shares and option rights validly tendered during the Subsequent Offer Period on or about April 20, 2017 and the final percentage on or about April 24, 2017. The offer consideration for the shares and option rights validly tendered during the Subsequent Offer Period will be paid to the shareholders and holders of option rights on or about April 27, 2017 in accordance with the payment procedures described in the terms and conditions of the Tender Offer.

It is the Offeror’s intention to acquire all the shares and option rights in Comptel. As the Offeror’s ownership in Comptel exceeds nine-tenths (9/10) of the shares and voting rights in Comptel after the settlement of the shares tendered in the Tender Offer, the Offeror intends to initiate compulsory redemption proceedings for the remaining Comptel shares under the Finnish Limited Liability Companies Act as well as the redemption of the remaining option rights in accordance with their terms and conditions.

The Offeror or Nokia Oyj may purchase shares and option rights in Comptel also in public trading on Nasdaq Helsinki or otherwise at a price not exceeding the offer price of EUR 3.04 per share and at a price not exceeding the offer price for the option rights as follows: EUR 2.56 for each 2014A option right, EUR 2.16 for each 2014B option right and EUR 1.53 for each 2014C option right.

Media Enquiries:

Nokia

Communications

Phone: +358 (0) 10 448 4900

E-mail: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Phone: + 358 40 803 4080

E-mail: investor.relations@nokia.com

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

About Comptel

Life is digital moments. Comptel perfects these by transforming how you serve, meet and respond to the needs of “Generation Cloud” customers.Our solutions allow you to innovate rich communications services instantly, master the orchestration of service and order flows, capture data-in-motion and refine your decision-making. We apply intelligence to reduce friction in your business.

Comptel has enabled the delivery of digital and communications services to more than 2 billion people. Every day, we care for more than 20% of all mobile usage data. Nearly 300 service providers across 90 countries have trusted us to perfect customers’ digital moments. For more information, visit www.comptel.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) timing of the deliveries of our products and services; H) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, as well as our expected customer reach; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities;J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including our expectations, intentions and targets related to the acquisition of Comptel, the extension of the offer period for the tender offer and squeeze-out of the remaining shares; and K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the acquisition of Alcatel Lucent, as well as the benefits of the acquisition of Comptel, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel Lucent and the acquisition of Comptel; 8) our dependence on a limited number of customers and large multi-year agreements; 9) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 10) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 11) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 12) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 13) our ability to retain, motivate, develop and recruit appropriately skilled employees; 14) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 15) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; and 16) our ability to achieve targeted benefits from or successfully implement planned transactions, including the acquisition of Comptel, as well as the liabilities related thereto, as well as the risk factors specified on pages 67 to 85 of our annual report on Form 20-F under “Operating and financial review and Prospects—Risk factors”, and in our other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

THIS RELEASE MAY NOT BE RELEASED OR OTHERWISE DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

THIS RELEASE IS NOT A TENDER OFFER DOCUMENT AND AS SUCH DOES NOT CONSTITUTE AN OFFER OR INVITATION TO MAKE A SALES OFFER. IN PARTICULAR, THIS RELEASE IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES DESCRIBED HEREIN, AND IS NOT AN EXTENSION OF THE TENDER OFFER, IN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. INVESTORS SHALL ACCEPT THE TENDER OFFER FOR THE SHARES AND OPTION RIGHTS ONLY ON THE BASIS OF THE INFORMATION PROVIDED IN A TENDER OFFER DOCUMENT. OFFERS WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND.

THE TENDER OFFER IS NOT BEING MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW AND, WHEN PUBLISHED, THE TENDER OFFER DOCUMENT AND RELATED ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE POSTAL SERVICE OF, OR BY ANY MEANS OR INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATION, FACSIMILE TRANSMISSION, TELEX, TELEPHONE OR THE INTERNET) OF INTERSTATE OR FOREIGN COMMERCE OF, OR ANY FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF, THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. THE TENDER OFFER CANNOT BE ACCEPTED, DIRECTLY OR INDIRECTLY, BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG.

THIS STOCK EXCHANGE RELEASE OR ANY OTHER DOCUMENT OR MATERIALS RELATING TO THE TENDER OFFER ARE FOR DISTRIBUTION IN THE UNITED KINGDOM ONLY TO PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “FINANCIAL PROMOTION ORDER”), (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.”) OF THE FINANCIAL PROMOTION ORDER, (III) ARE PERSONS FALLING WITHIN ARTICLE 43 OF THE FINANCIAL PROMOTION ORDER, (IV) ARE OUTSIDE THE UNITED KINGDOM, OR (V) ARE PERSONS TO WHOM AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN

THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000) IN CONNECTION WITH THE ISSUE OR SALE OF ANY SECURITIES MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).  THIS STOCK EXCHANGE RELEASE AND THE TENDER OFFER AND THE MATERIALS RELATING THERETO ARE DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS STOCK EXCHANGE RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal